

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 16, 2025

VIA ELECTRONIC MAIL

Thomas Dusenberry
Victory Capital Management Inc.
Victory Portfolios
Victory Portfolios II
Victory Portfolios III
Victory Portfolios IV
15935 La Cantera Parkway
San Antonio, Texas 78256

Re: Victory Capital Management Inc. et al., File No. 803-00284

Dear Mr. Dusenberry:

By form APP-WD/A filed with the Securities and Exchange Commission on December 8, 2025, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under the Advisers Act of 1940 ("Advisers Act"). The Form APP-WD/A does not request withdrawal of the application filing under the Investment Company Act of 1940 (File No. 812-15875). Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (File No. 803-00284).

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief

cc: Matthew Kutner, Esq., Sidley Austin LLP
Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office
Deepak T. Pai, Senior Counsel, Chief Counsel's Office